UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On March 27, 2026, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedarplus.ca the following documents: (1) News Release dated March 27, 2026, (2) Form 52-109F1 CEO Certification of Annual Filings, (3) Form 52-109F1 CFO Certification of Annual Filings, (4) Material Contract - Amended and Restated Limited Liability Company Agreement.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

  Exhibit 99.1 — News Release dated March 27, 2026

  Exhibit 99.2 — Form 52-109F1 CEO Certification of Annual Filings

  Exhibit 99.3 — Form 52-109F1 CFO Certification of Annual Filings

  Exhibit 99.4 — Material Contract - Amended and Restated Limited Liability Company Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Mark Haber
Name:	Mark Haber
Title:	Vice President, Legal and Corporate Secretary

Date: March 27, 2026

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	News Release dated March 27, 2026
99.2	Form 52-109F1 CEO Certification of Annual Filings
99.3	Form 52-109F1 CFO Certification of Annual Filings
99.4	Material Contract - Amended and Restated Limited Liability Company Agreement